FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

WOLSELEY PLC
(Translation of registrant’s name into English)

Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA – England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 1
Securities and Exchange Commission

The following documents are filed herewith:

INDEX
DOCUMENT

Exhibit 99.1	Directorate Change	October 7, 2004

Exhibit 99.2	Directors Shareholding	October 7, 2004

Exhibit 99.3	Directors Shareholding	October 11, 2004

Exhibit 99.4	Holding in Company	October 15, 2004

Exhibit 99.5	Annual Report and Accounts and Notice of Annual General Meeting	October 19, 2004

Exhibit 99.6	Directors Shareholding	October 25, 2004

Exhibit 99.7	Companies House Form 288(b)	October 7, 2004

Exhibit 99.8	Companies House Form 88(2)	October 1, 2004

Exhibit 99.9	Companies House Form 88(2)	October 4, 2004

Exhibit 99.10	Companies House Form 88(2)	October 7, 2004

Exhibit 99.11	Companies House Form 88(2)	October 8, 2004

Exhibit 99.12	Companies House Form 88(2)	October 8, 2004

Exhibit 99.13	Companies House Form 88(2)	October 11, 2004

Exhibit 99.14	Companies House Form 88(2)	October 21, 2004

Exhibit 99.15	Companies House Form 88(2)	October 21, 2004

Exhibit 99.16	Companies House Form 88(2)	October 22, 2004

Exhibit 99.17	Companies House Form 88(2)	October 25, 2004

Back to Contents

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2

Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLSELEY plc (Registrant)

Dated: October 29, 2004	By:	/s/ Mark J. White
Mark J. White Group Company Secretary and Counsel